EXHIBIT 1

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Argentina corresponding to the headings below that is contained in Exhibit 99.D to the Republic of Argentina’s (the “Republic” or “Argentina”) annual report on Form 18-K, for the year ended December 31, 2018 (the “Annual Report”). References in this Exhibit 1 to Amendment No. 5 to the Annual Report (the “Amendment”) to headings not contained herein shall be to the corresponding headings included in Exhibit 99.D to the Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

DEFINED TERMS AND CERTAIN CONVENTIONS

Preservation of Defenses

Nothing in this Amendment, or in any communication from the Republic, constitutes an acknowledgment or admission of the existence of any claim or any liability of the Republic to pay that claim or an acknowledgment that any ability to bring proceedings in any jurisdiction in respect of such claim or any limitation period relating thereto has been revived or reinstated, or an express or implied promise to pay any such claim (or part thereof). Whether or not a claim exists, the Republic may in its sole discretion and only if written notice to that effect is received from a duly authorized officer of the Republic, attribute a value to such claim for purposes of the Republic’s Settlement Proposal or for any other purpose. As reflected in the Settlement Proposal, the Republic values claims for calculation of the payment amount for purposes of the Settlement Proposal through the so-called “standard option” (“payment equal to 100% of the outstanding principal amount of the relevant debt securities plus up to 50% of that original principal as interest”) or through the so-called pari passu option (“payment equal to the full amount of money judgment or an accrued claim value less a specified discount”). All defenses available to the Republic relating to any applicable statute of limitations or otherwise are expressly preserved for all purposes. This Amendment may not be relied upon as evidence of the Republic’s agreement that a claim exists, or of the Republic’s willingness, ability or obligation to pay any claim. Any attribution of any value to any claim for purposes of the Republic’s Settlement Proposal or for any other purpose will not be considered an acknowledgment of the existence or validity of that claim and any consideration given by or on behalf of the Republic to the proponent of that claim will be consideration only for the agreement by the proponent of that claim to cease all actions or proceedings in respect of that claim and to irrevocably assign and transfer to the Republic all rights, if any, with respect to such claim and to undertake to complete any and all formalities or requirements necessary to ensure that if such claim existed neither the proponent nor any successor or assignee of the proponent (other than the Republic) is able to evidence or allege such claim to remain in existence or to be a liability of the Republic.

Exchange Rates and Exchange Controls

The following table sets forth the annual high, low, average and period-end “reference” exchange rates for the periods indicated, expressed in pesos per U.S. dollar and not adjusted for inflation. There can be no assurance that the peso will not depreciate or appreciate in the future. The Federal Reserve Bank of New York does not report a noon buying rate for pesos.

	Exchange rates(1)
	High	Low	Average(2)	Period end
July 2020	72.32	70.52	71.47	72.32
August 2020 (through August 7)	72.77	72.52	72.63	72.77

(1)	Central Bank reference exchange rates (Communication A 3500 of Central Bank).
(2)	Average of daily closing quotes.

Source: Central Bank.

Currency conversions, including conversions of pesos into U.S. dollars, are included for the convenience of the reader only and should not be construed as a representation that the amounts in question have been, could have been or could be converted into any particular denomination, at any particular rate or at all.

As of August 7, 2020, the peso-dollar reference exchange rate was Ps.72.77 to U.S.$1.00, compared to 70.46 to U.S.$1.00 on June 30, 2020.

THE REPUBLIC OF ARGENTINA

Government

Judicial System

On July 29, 2020, President Fernández announced a judiciary reform bill that includes increasing the number of federal courts by creating 23 new federal courts and merging the federal criminal circuit with the federal criminal economic circuit. In addition, the proposed bill seeks the appointment of an advisory committee comprised of legal experts to advise the executive branch on the functioning of the judiciary. The bill was submitted to the Senate on July 31, 2020.

THE ARGENTINE ECONOMY

Measures Designed to Address the COVID-19 Outbreak

As of the date of this Amendment, Argentina had in excess of 260,911 confirmed cases of coronavirus, with over 68,540 active cases, 187,283 recovered patients, and 5,088 fatalities. To date, Argentina has adopted various measures in response to the COVID-19 outbreak aimed at preventing mass contagion and overcrowding of Argentine health service facilities and mitigating the effects on the economy. See “Recent Developments—The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak” in amendment No. 2 to the Annual Report and “Recent Developments—The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak” in amendment No. 4 to the Annual Report. Most recently, Argentina adopted the following measures (in chronological order):

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July 2—July 17, 2020: an extension of the suspension of the payment of installments on credit lines granted by ANSES for July and August; an extension until August 31 of the deadline for the payment of income and personal property taxes;

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July 19—July 30, 2020: a 15-day extension for the filing and payment of taxes on capital gains, income and personal property; an extension until August 31, 2020 of (i) the suspension of tax foreclosures and (ii) precautionary measures for micro, small, and medium sized companies; an expansion of the Emergency Assistance Program for Work and Production, including granting loans at rates of 0%, 7.5% and 15% to certain companies, as well as the continuation of the program through which the Government pays a portion of the monthly wages of private sector employees working for companies affected by the pandemic and whose revenues have declined; a 60-day extension of the prohibition of employment termination without cause and suspensions; a third Ps.10,000 cash payment made by ANSES to approximately 9,000,000 unemployed persons and persons employed informally, among other socially vulnerable persons;

•	August 4, 2020: an extension until August 16, 2020 of the mandatory lockdown in the provinces most affected by the pandemic and mandatory social distancing measures in the other provinces.

Role of the State in the Economy

Intervention Measures

On July 31, 2020, the Government issued Decree 636/20, repealing Decree 522/20, which provided for the 60-day intervention of Vicentin S.A.I.C. (“Vicentin”), one of Argentina’s largest agro-industrial companies. The Government announced that it would not submit the expropriation bill to Congress to declare Vicentin as a company of public interest. See “Recent Developments—The Argentine Economy—Intervention Measures” in amendment No. 4 to the Annual Report.

Poverty and Income Distribution

According to INDEC, in June 2020, the cost of an essential food basket for households totaled Ps.18,029 monthly and the cost of an essential goods and services basket for households totaled Ps.43,811 monthly.

BALANCE OF PAYMENTS

International Reserves

As of July 31, 2020, the gross international reserve assets of the Central Bank totaled U.S.$43.4 billion, compared to U.S.$67.9 billion as of July 31, 2019.

Financial Account

On August 6, 2020, the Central Bank renewed its currency-swap agreement with the People’s Bank of China for another three years, in an amount of ¥130 billion (approximately U.S.$18.65 billion).

MONETARY SYSTEM

Monetary Policy

As of August 5, 2020, the monetary policy rate stood at 38.0% compared to 55.0% as of December 30, 2019. Between June 1 and August 5, 2020, the Badlar private bank rate increased from 28.5% to 29.4%, the general rate for fixed term deposits in pesos between 30 and 44 days remained stable at 28.7% and the rate for personal loans increased from 49.3% to 51.2%.

Between January 1 and July 31, 2020, M1 increased 43.5% in the aggregate, compared to a decrease of 4.5% in the same period in 2019.

On July 30, 2020, the Central Bank increased the yield of retail fixed-term deposits of up to Ps.1 million, to encourage savings in pesos. As increased, the yield was the equivalent of 87% of the monetary policy reference rate as of August 1, 2020.

Inflation

The inflation rate for June 2020 published by INDEC as measured by the National CPI methodology stood at 2.2% and was mainly driven by increases in prices of clothing and leisure, which were partially offset by decreases in the prices of education and other goods and services. In June 2020, year-on-year inflation stood at 42.8%.

PUBLIC SECTOR FINANCES

Fiscal Results: Six-Month Period ended June 30, 2020

During the six-month period ended June 30, 2020, the primary fiscal deficit amounted to Ps.889.81 billion as compared to a primary surplus of Ps.30.2 billion during the same period in 2019. This variation was mainly due to revenues increasing at a slower pace than expenditures, which increased mainly due to significant outflows on account of social security, cash subsidies and transfers to the provinces, mainly to address the needs created by the COVID-19 outbreak. The Republic estimates that outflows on account of social security-related matters will continue to increase in 2020 driven by the Government’s initiatives to respond to the COVID-19 outbreak. See “—The Argentine Economy—Measures Designed to Address the COVID-19 Outbreak.”

During the six-month period ended June 30, 2020, the financial deficit amounted to Ps.1,187.5 billion compared to Ps.287.2 billion during the same period in 2019, mainly due to an increase in the primary fiscal deficit (as described above) and in interest payments, which totaled Ps.297.7 billion during the six-month period ended June 30, 2020, compared to Ps.317.4 billion during the same period in 2019.

Foreign Exchange and International Reserves

Restrictions to the Foreign Exchange Market and other related measures

On July 8, 2020, the Central Bank announced that access to the foreign exchange market would be granted, under certain circumstances, for the repayment of financing granted by export credit agencies and foreign financial institutions for the imports of goods. In addition, the Central Bank reduced from U.S.$ 3 million to U.S.$ 2 million the amount of additional access to the foreign exchange market that would be granted to importers of medicine and other goods related to medical care or supplies necessary for their local production.

The requirement of the Central Bank’s prior approval to access the foreign exchange market to (i) make principal payments under cross-border financial indebtedness entered into with related parties and (ii) payments of imports of goods or the prepayment of principal of debts arising from imports of goods, subject to certain exceptions, was extended until August 31, 2020. See “Public Sector Finances—Foreign Exchange and International Reserves—Restrictions to the Foreign Exchange Market and other related measures” in amendment No. 4 to the Annual Report.

PUBLIC SECTOR DEBT

Debt Owed to Financial Institutions

The Republic intends to begin negotiations with the IMF in September 2020 for a new program to replace the existing SBA. See “The Argentine Economy—Agreements with the IMF and other multilateral organizations” and “Public Sector Debt—Debt Owed to Financial Institutions.”

Gross Public Debt

Pursuant to preliminary estimates, as of June 30, 2020, (i) the Republic’s total gross public debt, including Untendered Debt, amounted to U.S.$324.5 billion, representing an increase of 0.5% compared U.S.$323.1 billion as of December 31, 2019, (ii) 55.9% of total gross public debt was governed by local law and 44.1% of total gross public debt was governed by foreign law and (iii) approximately 22.2% of total gross public debt was denominated in Pesos and 77.8% of total gross public debt was denominated in foreign currency.

Local Currency-Denominated Debt

From July 1, 2020 to the date of this Amendment, the Government conducted several auctions in pesos resulting in the issuance of zero coupon treasury notes maturing between June 16, 2020 and January 29, 2021 for a total aggregate amount of Ps.141.0 billion and BONCER maturing in 2021 for a total aggregate amount of Ps.19.1 billion, and fixed rate bond for a total aggregate amount of Ps.30 billion

On July 7, 2020 the Government conducted an offer to exchange zero-coupon U.S. dollar-denominated Letes in an aggregate amount of U.S.$3,690 million, Bono Dual 2020 in an aggregate amount of U.S.$18.3 million, dollar linked denominated Letes in an aggregate amount of U.S.$400 million and BONAD 21 in an aggregate amount of U.S.$0.05 million, which resulted in the delivery of CER-linked treasury notes maturing in 2023 and 2024 in an amount of Ps.80,699 million and Ps.188,238 million, respectively.

Foreign Currency-Denominated Debt

Since assuming office on December 10, 2019, the Fernández administration has made interest payments to holders of foreign currency external bonds in an aggregate amount of U.S.$1.9 billion, making full use of the limit established by Congress when it authorized the Government to access the Central Bank’s international reserves with a view to permitting an orderly process to restore the sustainability of our external debt. These payments, together with the Republic’s continued interaction with investors since announcing the need to adjust the terms of our external debt to make it sustainable, evidence the Republic’s good faith and willingness to remain engaged with the international financial community.

Governed by Foreign Law

On July 6, 2020, the Republic published an amended and restated prospectus supplement revising the terms and conditions of its invitation to certain holders of its foreign currency external bonds to exchange those instruments for new bonds to be issued by the Republic, initially set forth in its prospectus supplement dated as of April 21, 2020.

On August 4, 2020, the Republic announced that it had reached an agreement with representatives of the Ad Hoc Group of Argentine Bondholders, the Argentina Creditor Committee and the Exchange Bondholder Group and certain other significant holders that will allow members of the creditor groups and such other holders to support the Republic’s debt restructuring proposal and grant the Republic significant debt relief. The Republic also announced that it was extending the invitation period until August 24, 2020.

Governed by Argentine Law

On July 16, 2020, the Government submitted to Congress a draft bill setting forth the terms of its proposed restructuring of the Argentine-law governed U.S. dollar-denominated securities. On August 4, 2020, Congress enacted Law No. 27,556, approving the proposed restructuring on the terms submitted by the Government. Mindful of inter-creditor equities, the Republic intends to offer holders of Argentine-law governed U.S. dollar-denominated securities restructuring terms that are equitable in light of the terms of the Republic’s amended and restated invitation dated April 21, 2020, as amended from time to time. Holders who do not tender their bonds in the proposed restructuring shall have the payments on such bonds deferred until December 31, 2021.

Legal Proceedings

GDP Warrant Litigation in the United Kingdom

On July 21, 2020, the Republic’s strike out and summary judgment application in U.K. court related to claims for non-payment of amounts allegedly due under GDP-linked warrants was rejected. On August 10, 2020, the Republic filed an application for permission to appeal, which was pending as of the date of this Amendment. See “Public Sector Debt—Legal Proceedings—GDP Warrant litigation (United States and United Kingdom)” in Amendment No. 1 to the Annual Report and “Public Sector Debt—Legal Proceedings—GDP Warrant litigation (United States and United Kingdom)” in Amendment No. 4 to the Annual Report.

Other Non-Creditor Litigation in the U.S.

On July 20, 2020, the District Court ordered a schedule for the consolidated Petersen and the Eton Park Entities’ complaints, pursuant to which, trial is scheduled for June 2021. See “Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S” in the Annual Report and “Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S” in Amendment No. 1 to the Annual Report and “Public Sector Debt—Legal Proceedings—Other Non-Creditor Litigation in the U.S” in Amendment No. 4 to the Annual Report.